Exhibit 99.2

Brenmiller Energy Ltd.

Condensed consolidated financial statements as of and for the 6 month period ended June 30, 2023 (Unaudited)

Index to condensed consolidated financial statements

Page

Condensed Consolidated Financial Statements in US Dollars (Unaudited):
Condensed Consolidated Statements of Financial Position	2
Condensed Consolidated Statements of Comprehensive loss	3
Condensed Consolidated Statements of Changes in Equity	4
Condensed Consolidated Statements of Cash Flows	5 - 6
Notes to the Condensed Consolidated Financial Statements	7 – 12

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSTION

(Unaudited)

		June 30,	December 31,
	Note	2023	2022
		USD in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		6,360	6,135
Restricted deposits		34	34
Trade receivables		1,004	657
Other receivables		518	584
Inventory		596	935
Assets held for sale (Rotem1)		228	240
TOTAL CURRENT ASSETS		8,740	8,585
NON-CURRENT ASSETS:
Cash and cash equivalent – long term		380	373
Restricted deposits		82	85
Right-of-use assets, net		1,262	1,462
Property, plant and equipment:
Plant and equipment, net		3,830	1,193
Advances to equipment supplier		-	685
Total property, plant and equipment		3,830	1,878
TOTAL NON-CURRENT ASSETS		5,554	3,798
TOTAL ASSETS		14,294	12,383
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables		556	246
Deferred revenues		379	418
Other payables		918	1,114
Provisions		-	8
Current maturities of liabilities for royalties		356	260
Current maturities of lease liabilities		622	606
TOTAL CURRENT LIABILITIES		2,831	2,652
NON-CURRENT LIABILITIES
European Investment Bank (“EIB”) loan		4,068	3,965
Lease liabilities		738	959
Liability for royalties		1,792	2,143
TOTAL NON-CURRENT LIABILITIES		6,598	7,067
TOTAL LIABILITIES		9,429	9,719
EQUITY :	5
Share capital		119	88
Share premium		57,189	52,502
Receipts on account of warrants		3,807	1,487
Capital reserve from transactions with controlling shareholders		54,061	54,061
Capital reserve on share based payments		3,498	2,861
Foreign currency cumulative translation reserve		(1,912)	(1,582)
Accumulated deficit		(111,897)	(106,753)
TOTAL EQUITY		4,865	2,664
TOTAL LIABILITIES AND EQUITY		14,294	12,383

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

		Six months ended June 30
		2023	2022
		USD in thousands (except per share data)

REVENUES:
LICENSING FEE		-	1,500
OTHER ENGINEERING SERVICES	6	580	20
		580	1,520
COSTS AND EXPENSES:
COST OF REVENUES	7	(1,132)	(883)
RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES, NET	8	(1,664)	(2,467)
MARKETING AND PROJECT PROMOTION EXPENSES		(683)	(612)
GENERAL AND ADMINISTRATIVE EXPENSES	9	(2,398)	(2,328)
SHARE IN LOSS OF JOINT VENTURE		-	(29)
OTHER INCOME, NET		2	38
OPERATING LOSS		(5,295)	(4,761)
FINANCIAL INCOME		270	964
FINANCIAL EXPENSES		(119)	(154)
FINANCIAL INCOME, NET		151	810
LOSS FOR THE PERIOD		(5,144)	(3,951)
OTHER COMPREHENSIVE LOSS – ITEM THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS – EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRNECY		(330)	(622)
COMPREHENSIVE LOSS FOR THE PERIOD		(5,474)	(4,573)

LOSS PER ORDINARY SHARE (in Dollars) -
Basic and fully diluted loss		(0.29)	(0.28)
Weighted average number of shares outstanding used in the computation of basic and diluted loss per share		17,498,762	14,018,290

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Share capital	Share premium	Receipts for warrants	Capital reserve from transactions with controlling shareholder	Capital reserve on share-based payments	Foreign currency cumulative translation reserve	Accumulated deficit	Total Equity
	USD in thousands
BALANCE AS OF JANUARY 1, 2023	88	52,502	1,487	54,061	2,861	(1,582)	(106,753)	2,664
CHANGES DURING THE PERIOD:
Loss for the period	-	-	-	-	-	-	(5,144)	(5,144)
Currency translation differences	-	-	-	-	-	(330)	-	(330)
Comprehensive loss for the period	-	-	-	-	-	(330)	(5,144)	(5,474)
Issuance of share and warrants, net	28	3,918	2,320	-	-	-	-	6,266
Share-based payments	3	769	-	-	637	-		1,409
BALANCE AS OF JUNE 30, 2023	119	57,189	3,807	54,061	3,498	(1,912)	(111,897)	4,865

BALANCE AS OF JANUARY 1, 2022	79	45,648	1,176	54,061	1,318	(1,053)	(95,686)	5,543
CHANGES DURING THE PERIOD:
Loss for the period	-	-	-	-	-	-	(3,951)	(3,951)
Currency translation differences	-	-	-	-	-	(622)	-	(622)
Comprehensive loss for the period	-	-	-	-	-	(622)	(3,951)	(4,573)
Issuance of share and warrants, net	9	6,509	656	-	-	-	-	7,174
Share-based payments	-	-	-	-	728	-	-	728
BALANCE AS OF JUNE 30, 2022	88	52,157	1,832	54,061	2,046	(1,675)	(99,637)	8,872

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30
	2023	2022
	USD in thousands
CASH FLOWS - OPERATING ACTIVITIES:
Net cash used for operating activities (see Appendix A)	(3,016)	(4,982)

CASH FLOWS - INVESTING ACTIVITIES:
Purchase of equipment	(7)	(30)
Installation of production line	(2,090)	(108)
Investment in Joint venture	-	(74)
Restricted deposits and interest received, net	87	-
Net cash used for investing activities	(2,010)	(212)

CASH FLOWS - FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net	6,038	7,174
Repayment of bank loan and interest thereon	-	(5)
Payments with respect to lease liabilities and interest thereon	(319)	(284)
Repayment of royalties’ liability	(17)	(24)
Amounts recognized as liability for royalties	6	28
Net cash provided by financing activities	5,708	6,889

NET INCREASE IN CASH AND CASH EQUIVALENTS	682	1,695
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(450)	(831)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	6,508	8,280
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	6,740	9,144

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30
	2023	2022
APPENDIX	USD in thousands

A. NET CASH USED FOR OPERATING ACTIVITIES

Loss for the period	(5,144)	(3,951)

Adjustments for:
Depreciation	65	121
Amortization of right-of-use assets	275	273
Royalty obligation initial recognition and adjustment	(130)	86
Provision	(8)	24
Share in loss of joint venture	-	29
Other income	-	(80)
Fair value adjustment of share options’ liability	-	(178)
Other financial expenses, net	254	46
Share-based payment	1,409	728
	(3,279)	(2,902)
Changes in operating working capital:
Increase in trade and other receivables	(353)	(709)
Decrease (increase) in inventory	301	(243)
Increase (decrease) in deferred revenues and trade and other payables	315	(1,128)
Net cash used for operating activities	(3,016)	(4,982)

B. NON-CASH INVESTMENT AND FINANCING ACTIVITIES:
Recognition of Lease liability and right-of-use asset	143	449
Derecognition of lease liability	-	1,512
Derecognition of right of use asset	-	1,432
Borrowing costs capitalized	72	-
Issuance of shares and warrants in exchange of accrued and unpaid CEO salary	225	-
C. INTEREST PAYMENTS (included in financing activities items)	45	33
D. INTEREST INCOME (included in investing activities items)	90	-

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL

A.	General description of the Company and its operations

Brenmiller Energy Ltd. (hereinafter – “The Company”’ or “the Parent Company”) was incorporated and commenced its business operations in Israel in 2012. The Company’s registered offices are in Rosh Ha’Ayin in Israel. The Company is a public company whose shares are traded on the Tel-Aviv Stock Exchange since August 2017, and, commencing May 2022, on Nasdaq (TASE and Nasdaq: BNRG).

During the reported period, the Company announced its intension to make a voluntary deregistration of its securities from trading on the Tel-Aviv Stock Exchange, which will take effect on September 11, 2023 (the last trading day will be Septemeber 7, 2023).

The Company is controlled by Mr. Avraham Brenmiller (hereinafter: the “Controlling shareholder”), who serves as the Company’s CEO and as Chairman of the Board of Directors, and his sons.

These consolidated financial statements use the US Dollar as the presentation currency (see Note 2 to the annual financial statements).

The Company is a technology company in the field of thermal energy storage generated from a variety of energy sources and supplies steam and/or hot air, services, products and equipment in this field. The Company primarily focusses on the industrial heating market and the power plants market. Through June 30, 2023, the Company’s main activity was focused on the development of its technology and its application into products and commercial solutions and continued the assembling of its new production line to facilitate commercial operations.

B.	Liquidity

The Company has not yet generated significant revenues from its operations and has an accumulated deficit as of June 30, 2023, as well as a history of net losses and negative operating cash flows. Through June 30, 2023, the Company commenced the commercialization of its products and services and is in the process of assembling a new production line to facilitate this shift in operations from the development stage to commercial operations. However, the Company expects to continue incurring losses and negative cash flows from operations until its products reach profitability. As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company has concluded that a material uncertainty exists that may cast significant doubt (or cast substantial doubt as contemplated by PCAOB standards) about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the continued commercialization of the Company’s products and services, raising capital through a private placements or public offerings and through government grants under approved R&D plans and receiving the second tranche of the loan from our EIB credit facility. In addition, management is planning to find additional cash sources through additional equity and debt financing.

There are no assurances however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and raising capital, it may need to reduce, delay, or adjust its operating expenses, including commercialization of existing products or be unable to expand its operations, as desired.

C.	Approval of unaudited condensed consolidated financial statements

The unaudited condensed consolidated financial statements of the Group for the period ended June 30, 2023 were approved by the Board of Directors (the “Board”) on August 9, 2023 and signed on its behalf by the Chief Executive Officer and the Chief Financial Officer.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 2 - THE BASIS FOR THE PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Group’s condensed consolidated financial statements as of June 30, 2023 and 2022 and for the interim six month periods then ended (hereinafter: “The financial information for the interim period”) were prepared in accordance with International Accounting Standard 34: “Interim Financial reporting” (hereinafter: “IAS 34”). The financial information for the interim period is presented in a condensed form and does not include all of the information and disclosures that are required within the framework of annual financial statements. The financial information for the interim period should be read in conjunction with the annual financial statements for the year ended December 31, 2022 and the accompanying notes thereto, which comply with the International Financial Reporting Standards (hereinafter: “IFRS Standards”), as issued by the International Accounting Standard Board (“IASB”).

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies and calculation methods, which have been implemented in the preparation of the financial information for the interim period, are consistent with those that were implemented in the preparation of the Group’s annual financial statements for the year ended December 31, 2022, except for the following IFRS guidance that is applicable to the Company, that became effective and is applied commencing January 1, 2023:

Amendment to IAS 12 – this amendment requires to recognize deferred taxes in transactions that, on initial regognitions, give rise to equal amounts of taxable and deductible temporary differences, which , as relates to the Company, apply to temporary differences arising on the initial recognition of right-of-use assets and the corresponding lease liabilities; the adoption of this amendment had no material effect on the Company’s financial statements.

Amendment to IAS 8 – this amendment clarifies the definition of accounting estimated and how should companies distinguish between changes in accounting policies and changes in accounting estimates. The adoption of this amendment had no material effect on the Company’s financial statements.

Amendment to IAS 1 – this amendment requires that the annual financial statements for 2023, will disclose the material accounting policies (that may affect the decisions of the main users) instead of the significant accounting policies. The Company will apply the materiality threshold in disclosing its accounting policies in its 2023 annual finnaicial statements.

NOTE 4 - SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the interim financial statements requires the Company’s management to exercise judgment and it also requires the use of accounting estimates and assumptions, which affect the implementation of the Group’s accounting policy and the reported amounts of the assets, liabilities and expenses. The actual results may be different from these estimates.

When preparing these interim condensed consolidated financial statements, the significant judgments that were applied by the management in the implementation of the Group’s accounting policy and the uncertainty that is inherent in the key sources of the estimates were identical to those in the Group’s annual consolidated financial statements for the year ended December 31, 2022.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 5 - SIGNIFICANT EVENTS DURING THE PERIOD:

A.	Private placement to investors and the controlling shareholder

Pursuant to the approval of an extraordinary meeting of the Company’s shareholders held on January 24, 2023, of a definitive private placemet agreements signed at the end of 2022 (see also Note 21A to the consolidated annual financial statements for 2022), in February 16, 2023, the Company completed a private placement by certain investors, part of whom are existing shareholders of the Company (the “Investors”), and the controlling shareholder of the Company, in an aggregate amount of NIS 12.463 million (USD 3.59 million). Under the investor agreements the Company issued 2,338,264 units, each consisting of one Ordinary Share of NIS 0.02 and one non-registrable and non-tradeable warrant at a price of NIS 5.33 (USD 1.55) per each issued Unit. Each warrant is exercisable into one Ordinary Share subject to payment of exercise price of NIS 6.13 (USD 1.78) per warrant for a term of five (5) years from the issuance date of the offered warrants.

Issuance costs (of approximately USD 29 thousands) and the placement proceeds were allocated on a relative fair value basis (USD 2.24 million to share capital and premium and USD 1.35 million to the warrants); the warrants fair value was determined on the basis of the Black & scholes option pricing model.

The above private placement includes 645,028 units (representing a total investment of USD 1 million in cash), offered to Mr. Avraham Brenmiller - the Company’s controlling shareholder and the Company’s Chief Executive Officer and Chairman of the Board - with the same terms and conditions, as offered to the other investors.

The Investors and the controlling shareholder received piggyback registration rights for their ordinary shares and associated warrants. The Company has agreed to file a registration statement with the SEC to register the resale of the warrant shares thirty (30) days after becoming shelf eligible. Upon effectiveness of such registration statement, the aforementioned piggyback rights shall expire. On June 29, 2023, the Company filed with the SEC a registration statement of Form F-3 to affect the registration of the ordinary shares and warrants, as above.

The Investors are subject to certain restrictions regarding resale of the Units, the Offered Shares and the shares underlying the Offered Warrants for Investors pursuant to Israeli and U.S. laws.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 5 - SIGNIFICANT EVENTS DURING THE PERIOD (cont.):

B.	An amendment to the Company’s compensation policy for officers and directors

Pursuant to the approval of an extraordinary meeting of the Company’s shareholders held on January 24, 2023, and as recommended by the Board of Directors and compensation committee, the Company adopted an amendment to the Company’s compensation policy, which includes an efficiency plan to decrease expenses and the Company’s burn rate, which plan may include, inter alia, exchanging accrued and unpaid cash salary to Company’s employees and officers with equity-based compensation (the “Efficiency Plan”). The amendment presents the following changes to the current compensation policy from August 25, 2022:

i.	To allow the Compensation Committee and the Board of Directors to exchange basic salary with equity-based compensation, either in whole or in part, by issuing Restricted Shares (“RS”) or Restricted Shares Units (“RSU”) which will be vested on a monthly basis. In such case, the calculation of the RS and RSU value in comparison to the basic salary will include a discount of up to 15%.

ii.	To allow the Compensation Committee and the Board of Directors to exchange accrued and unpaid cash salary to office holders, including shareholders and /or relative of controlling shareholders, with RSU or any other equity-based compensation in accordance with the Company’s option plan (as defined in the current compensation policy) with the following minimum terms: vesting period of no less than one month, share price that will be calculated according to the average of Company’s market share price in the last 5-30 days (at the Boards’ discretion), with a discount of up to 15%.

iii.	To grant equity-based compensation in exchange of accrued and unpaid employee’s salary to Mr. Avraham Brenmiller. Following the above approval, the Company converted the unpaid salary balance of Mr. Brenmiller as at December 31, 2022 (in respect of prior years) in the amount of NIS 790 thousand (approximately USD 225 thousand), into equity under the terms of the Private Placement to the Investors and the Private Placement to Mr. Brenmiller, as described in A above, respectively, except the exercise period as described below. Accordingly, the Company granted Mr. Brenmiller 148,217 units, consisting of 148,217 Ordinary Shares of NIS 0.02 par value and 148,217 associated Warrants, at a price of NIS 5.33 (USD 1.55) per each issued unit. Each warrant is exercisable into one Ordinary Share subject to payment of exercise price of NIS 6.13 (USD 1.78) per warrant and has a term of two (2) years as of the issuance date of the warrants for Mr. Brenmiller.

Under the above approved compensation plan, the Company granted during the period to its employees and service providers : (a) 22,164 RSU shares in exchange for employees salary of NIS 207 thousand (approximately USD 58 thousand); these shares vest mainly over 12 months, of which 3 months have vested), (b) 39,892 RSU shares in exchange for service providers salary of NIS 254 thousand (approximately USD 71 thousand); these shares vest mainly over 12 months, of which 6 months have vested), and (c) bonuses in fully vested 473,171 RS shares to employees and service providers, with estimated value in the amount of NIS 2,328 thousand (USD 649 thousand).

In addition, following the approval of the extraordinary shareholders meeting and the recommendation of the Board of Directors, the controlling shareholders were granted share options (received instead of RSU, with no incremental value as of the modification date), as follows: 33,536 fully vested share options in exchange for bonus payment in the amount of NIS 165 thousand (USD 46 thousand) and 13,643 share options in exchange for salary of NIS 157 thousand (USD 44 thousand). In calculating the share options amount granted in exchange for salary, a 10% discount was taken into account and they vest over a period of 12 months (of which 2 month have already vested).

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 5 - SIGNIFICANT EVENTS DURING THE PERIOD (cont.):

C.	Clean Energy production for an Israeli Beverage Producer:

During the period, the Company received an approval from the Israeli Ministry of Environmental Protection for a NIS 2.2 million (approximately USD $610,000) grant, conditional on the built and installation of a bGen™ TES system at a beverage plant owned and operated by an Israeli beverage producing company. The approved grant is to fund the clean energy project outlined in a Memorandum of Understanding (“MOU”) between the Company and the beverage company. Through the proposed Energy as a Service (EaaS) joint venture Brenmiller’s bGen™ is to provide clean steam, replacing the fossil fuel-based steam boilers that currently power the beverages plant. The TES project is expected to have a capacity of 35 MWh and a maximum capacity of 14 tons of steam per hour.

D.	Dimona Israel Production Facility:

The Company is proceeding with the assembly of its TES gigafactory in Dimona, Israel, under the arrangement with EIB. The production facility is planned to be Industry 4.0 compliant and will have a fully automated line with a production capacity of up to 4 GWh of its patented bGenTM TES modules annually.

The Company expects that it will be operational by the end of 2023 and plans to ramp-up the production line during 2024 and increase its production capacity in order to reach the target of 4 GWh annually.

E.	An agreement with sales agent

On June 9, 2023, the Company, entered into a Sales Agreement with A.G.P./Alliance Global Partners (“the Sales Agent”), pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent as agent or principal, ordinary shares, par value NIS 0.02 per share. The Ordinary Shares will be offered and sold pursuant to the Company’s currently effective registration statement on Form F-3, the prospectus contained therein and the prospectus supplement filed with the Securities and Exchange Commission dated June 9, 2023, under which the Company may offer and sell its Ordinary Shares having an aggregate offering price of up to USD 9,350 thousand from time to time through A.G.P..

F.	June 2023 private placement

On June 15, 2023, the Company completed a private placement offering of its securities for the aggregate gross proceeds of USD 2.5 million (NIS 8.97 million) with one of the Company’s shareholders, a Switzerland-based company. The placement included 2,487,778 units ( “Units”), each Unit consisting of one ordinary share of the Company, par value NIS 0.02 per share (the “Ordinary Shares”), and one non-tradeable warrant to purchase one ordinary share, at a price per Unit of $1.00.

The warrants are exercisable at a price of NIS 4.4 (approximately USD 1.20) per share, reflecting a 33% premium over the market price of the Company’s Ordinary Shares on The Nasdaq Stock Market LLC at the close on June 12, 2023. The warrants are exercisable beginning on June 12, 2024 and are exercisable until June 12, 2029.

Issuance costs (of approximately USD 20 thousand) and the placement proceeds were allocated on a relative fair value basis (USD 1.57 million to share capital and premium and USD 0.93 million to the warrants); the warrants fair value was determined on the basis of the Black & scholes option pricing model.

NOTE 6 – REVENUES - Other engineering services in 2023 are mostly in respect of the engineering milestones of the project in Romania (see Note 7 to the annual 2022 finacial statements), which was then terminated.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 7 - COST OF REVENUES

	Six months ended June 30
	2023	2022
	USD in thousands

Salary and related expenses	392	-
Consultants and subcontractors	112	5
Operating costs not attributed to projects (mainly salary and related expenses)	628	878
	1,132	883

NOTE 8 - RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES, NET:

	Six months ended June 30
	2023	2022
	USD in thousands

Total research, development and engineering expenses	1,758	2,730
Less – grants	(94)	(263)
	1,664	2,467

NOTE 9 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Six months ended June 30
	2023	2022
	USD in thousands

Salary and related expenses	1,279	1,051
Consultants and insurance	903	1,018
Depreciation and other	162	214
Office maintenance	54	45
	2,398	2,328

NOTE 10 - TRANSACTIONS WITH RELATED PARTIES – see Note 5A and 5B.

NOTE 11 - FINANCIAL INSTRUMENTS:

A.	Fair value estimates of financial instruments (that are not presented at fair value)

The fair value of the loan from EIB as at June 30, 2023, based on citations of interest rates in the market (level 2 of fair value hierarchy), approximates USD 3,623 thousand. The book value of other financial balances constitutes a reasonable approximation of their fair value since the effect of capitalization is not material.

B.	Exchange rate of the US Dollar

The exchange rates of the USD and the changes therein during the reporting periods, are as follows:

	Six months ended June 30,
	2023	2022
	1 USD =

Exchange rate at June 30,	NIS 3.70	3.50 NIS

Increase during the period	5.1%	12.5%